IRONBRIDGE MORTGAGE FUND

SECOND QUARTER 2022 FINANCIAL RESULTS

MANAGEMENT COMMENTARY:

During the second quarter, the Company saw continued strength in loan demand driven by a robust residential real estate market and seasonality. To meet this increased demand, the Company increased its bank line of credit from $60 million to $75 million and extended the maturity date to May 5, 2024. As anticipated, the Federal Reserve interest rate increases during 2022 caused a decline in housing demand that began at the end of the second quarter and resulted in lengthening days-on-market and lower resale prices for our borrower, albeit from exceptionally favorable levels. As of the end of the quarter the Company had no delinquent loans, and we anticipate that most of our borrowers have sufficient experience and liquidity to adapt well to the changing market by selling their existing inventory at market prices and then purchasing new projects at sufficiently lower prices to create larger profit margins. However, it would be surprising if none of our borrowers become delinquent on their loans due to excess leverage and projects taking longer to sell. The Company has significant experience managing delinquent borrowers and is fully prepared to resolve any delinquent loans that may arise in the months ahead. In addition, delinquent loans on average have historically produced additional income for the Company through late fees and default interest. The Company continued its risk mitigation strategy initiated during 2020: (1) most new loans required borrowers to pre-pay interest; (2) we continued lending to only the highest quality borrowers; (3) we continued lending primarily in non-judicial states, which we believe to be less risky than judicial states; and (4) we continued lending on lower risk projects (less complex scope of work, existing occupancy permits, resale prices in the liquid segments of each real estate sub-market). Measures of investment security (portfolio loan-to-value, asset coverage ratios and interest coverage ratios) all remained healthy, with no material change.

LOAN-TO-VALUE, ASSET COVERAGE & INTEREST COVERAGE

- **Portfolio "After Repair" LTV:** Active loans 65%, paid off loans (actual) 56% vs paid off loans (estimate) 64%.
- **Cumulative "As-Is" LTV:** Bank Borrowings 26%, Senior Notes 41%, Series C Equity 56%, Series B Equity 68%, Series A Equity 71%.
- **Cumulative "As-Is" Asset Coverage:** Bank Borrowings 3.88x, Senior Notes 2.41x, Series C Equity 1.78x, Series B Equity 1.47x, Series A Equity 1.42x.
- **Cumulative Interest and Preferred Return Coverage:** Bank Borrowings 8.3x, Senior Notes 4.7x, Series C Equity 3.1x, Series B Equity 2.3x.

INCOME STATEMENT HIGHLIGHTS

- **Net Income:** $1,909,925, up 11.5% quarter/quarter, up 75.3% year/year.
- **Net Interest Margin:** 9.226%, up 4 basis points quarter/quarter, down 66 basis points year/year.
- **Net Interest Rate Spread:** 7.384%, up 12 basis points quarter/quarter, down 16 basis points year/year.
- **Interest Income:** $3,952,306, up 10.5% quarter/quarter, up 29.0% year/year.
- **Interest Expense:** $863,107, up 11.7% quarter/quarter, up 46.1% year/year.
- **Net Interest Income:** $3,089,199, up 10.1% quarter/quarter, up 24.9% year/year.

BALANCE SHEET HIGHLIGHTS

- **Total Assets:** $136.2 million, up 1.9% quarter/quarter, up 22.1% year/year.
- **Loans Receivable, Net:** $133.1 million, up 2.6% quarter/quarter, up 22.4% year/year.
- **Total Equity:** $55.5 million (40.7% of total assets), up 3.2% quarter/quarter, up 15.4% year/year; **Series A Equity:** $4.9 million (3.6% of total assets); **Series B Equity:** $22.4 million (16.5% of total assets); **Series C Equity:** $28.2 million (20.7% of total assets).
- **Senior Notes:** $29.9 million (22.0% of total assets), down 2.4% quarter/quarter, up 1.8% year/year.
- **Bank Borrowings:** $48.9 million (35.9% of total assets), up 4.1% quarter/quarter, up 56.7% year/year.

LOANS & ASSET QUALITY

- **Allowance for Loan Losses:** $1,859,088 (1.4% of UPB). $83,879 in provisions added and no charge offs.
- **Delinquent Loans:** No new loans became delinquent. One Delinquent Loan was paid off. No Delinquent Loans at quarter end.
- **REO Assets:** No new REO asset acquired. One REO assets sold. No REO assets converted to Rental Properties. Total REO assets $2.1 million (1 property).

Portfolio Loan-to-Value and Interest Coverage

Portfolio Loan-to-Value based on "After-Repair" Value. The Company is an asset-based lender and its underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value coverage. In determining real estate collateral value, the Company inspects the properties and evaluates comparable property values in the area using Multiple Listing Service (MLS) data. Based on this information, the Company prepares an estimate of the "after-repair" value for each property. The Company's "after-repair" value estimates assume that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan funds and represents the Company's estimate of the market value of the collateral after completion of the project based on information about comparable properties available at that time. In more complex transactions or for properties with limited comparable data, the Company may seek a formal valuation report such as an appraisal or broker price opinion. However, appraisals are recognized in the mortgage banking industry to represent estimates of value but should not be relied upon as the only measure of true worth or realizable value. Collateral value is determined solely in the judgment of the Company.

The Company believes that performing in-house real estate valuations provides it with a competitive advantage. By performing hundreds of in-house valuations per year in multiple geographies, the Company can continually refine its appraisal process and analyze real estate market trends within different geographies. This internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe help mitigate risk while providing borrowers with a higher quality of service. The Company reports to investors on a quarterly basis the results of its valuation methodology testing. These tests compare the actual loan to sale-price for those loans that paid off during a given quarter against the Company's estimated valuation for those same properties at the time the loans were made. This monthly analysis helps the Company to analyze and improve its in-house valuation methodology on an ongoing basis.

The following table sets forth the average loan-to-value for Portfolio Loans at the dates indicated, based on "after-repair" value:

Loan-to-Value Based on "After-Repair" Value	As of or for the Three Months Ended June 30,		As of or for the Year Ended December 31,	
	2022	2021	2021	2020
Loan to value - active loans, end of period				
Unpaid principal balance	$ 135,872,624	$ 110,863,446	$ 115,701,463	$ 92,048,404
Undisbursed construction loan balance (1)	10,655,376	14,051,571	14,237,524	10,101,465
Estimated "after-repair" value (2)	226,643,000	198,606,000	204,791,000	158,951,000
Estimated "after-repair" loan-to-value (3)	65%	63%	63%	64%
Loan to value - properties sold retail, during period				
Principal balance	$ 39,728,168	$ 31,775,251	$ 133,811,153	$ 102,765,141
Actual sale price	70,478,810	54,539,253	230,920,485	167,542,858
Actual loan-to-sale price (4)	56%	58%	58%	61%
Original "after-repair" loan-to-value estimate	64%	66%	65%	65%
Number of loans	94	97	407	340
Loans refinanced or properties sold wholesale, during period				
Unpaid principal balance	$ 16,198,870	$ 12,211,947	$ 47,567,711	$ 32,783,381
Number of loans	65	38	157	102

(1) Undisbursed construction loan balance is comprised of construction funds that have been approved but not yet disbursed. Once disbursed, the construction funds are added to the unpaid principal balance.

(2) Estimated 'after repair' value assumes all undisbursed construction loan balances are fully disbursed and corresponding capital improvements to real estate have been completed. Real estate values are based on the Company's 'after-repair' value estimates.

(3) Estimated 'after-repair' loan-to-value is calculated by dividing the sum of the unpaid principal balance and the undisbursed construction loan balance by the estimated 'after-repair' value. The principal balance of each loan was used to calculate the weighted average.

(4) Actual loan-to-sale price is calculated by dividing the fully funded loan amount by the actual sale price of the real estate collateral. The principal balance of each loan was used to calculate the weighted average. Loans that were refinanced or secured by real estate collateral that was sold wholesale (prior to planned improvements being completed) were excluded from the calculation.

The Company does not charge interest to borrowers on loan proceeds held back for construction until those proceeds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these funds as an undisbursed construction loan balance. The Company's undisbursed construction loan balance as of June 30, 2022, was $10.7 million compared to $14.2 million as of December 31, 2021. For purposes of calculating the estimated "after-repair" loan-to-value on the active Portfolio Loans, the Company assumes loan commitments are fully disbursed and associated improvements to the real estate collateral have been completed.

As of the quarter ended June 30, 2022, the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 65%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during the quarter ended June 30, 2022 was 56%, compared to our estimated weighted average "after-repair" loan-to-value of 64% for those same properties that sold during the quarter. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the quarter was 8 percentage points more conservative than the actual sale prices, on average.

This compares to the year ended December 31, 2021, when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 63%. By comparison, during the year ended December 31, 2021 the weighted average loan-to-sales price of paid off Portfolio Loans was 58%, compared to our estimated weighted average "after-repair" loan-to-value of 65% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the year was 7 percentage points more conservative than the actual sale prices, on average.

It is important to point out that our "after-repair" loan to value estimates are calculated at the time the loans are made and are based on comparable sold properties available at that time and assume no future price appreciation. If the real estate market appreciates during the life of the loan, our borrowers may sell their properties at higher prices than originally estimated, resulting in a lower loan-to-sales price percentage. Similarly, if real estate prices depreciate during the life of the loan, our borrowers may sell their properties at lower prices than originally estimated, resulting in a higher loan-to sale price percentage. The Company monitors these trends and adjusts its valuation methodology accordingly.

"As-Is" Loan-to-Value and Asset Coverage Based on Percentage Completion. In order to provide an estimate of the "as-is" real estate collateral value at end of period, and to account for projects that are in process of construction or redevelopment, the Company uses a straight-line percentage completion method to estimate the "as-is" real estate value. Specifically, the Company estimates the percentage completion of all real estate projects based on the percentage of construction funds disbursed at period end and then multiplies this percentage completion by the total estimated value add (estimated "after-repair" value of real estate minus purchase price) to determine the current value added through capital improvements. The current value added through capital improvements is then added to the original purchase price to calculate the "as-is" value of the real estate collateral at period end. This estimated "as-is" value is then used to analyze the cumulative loan-to-value and real estate asset coverage of each investment program. It is important to note that the "as-is" loan-to-value and asset coverage ratios improve as the percentage completion increases. As a result, the following "as-is" loan-to-value and asset coverage analysis (based on percentage completion) is more conservative than the "after-repair" values and "after-repair" loan-to-values provided above, which assume 100% project completion and associated value added.

The following table provides the cumulative "as-is" loan-to-value and cumulative "as-is" asset coverage ratios for all five tiers of the Company's capital structure at the dates indicated, based on the estimated "as-is" valuation of real estate collateral.

Loan-to-Value and Asset Coverage based on "As-Is" Value	As of the Three Months Ended June 30, 2022	As of the Three Months Ended June 30, 2021	As of or for the Year Ended December 31, 2021	As of or for the Year Ended December 31, 2020
Estimated value added through construction improvements				
Estimated "after-repair" value	$ 226,643,000	$ 198,606,000	$ 204,791,000	$ 158,951,000
Real estate purchase price	$ 146,159,601	$ 122,885,500	126,016,467	101,490,879
Total estimated value add	$ 80,483,399	$ 75,720,500	$ 78,774,533	$ 57,460,121
Estimated percentage completion of capital improvements				
Construction loan commitments	$ 22,349,004	$ 22,358,974	$ 25,327,230	$ 16,380,981
Undisbursed construction loan balance	10,655,376	14,051,571	14,237,524	10,101,465
Disbursed construction loan funds	11,693,628	8,307,403	11,089,706	6,279,516
Percentage completion	52%	37%	44%	38%
Real estate value added based on percentage completion	$ 42,111,180	$ 28,133,702	34,491,984	22,026,871
Real estate purchase price	146,159,601	122,885,500	126,016,467	101,490,879
Estimated "as-is" real estate value securing loan portfolio	188,270,781	151,019,202	160,508,452	123,517,750
Book value of rental property	-	-	-	733,355
Book value of real estate owned (REO), held for sale	2,094,450	1,881,701	2,889,930	1,881,701
Estimated "as-is" real estate collateral value securing investment programs	**$ 190,365,231**	**$ 152,900,903**	**$163,398,382**	**$126,132,806**
Capital structure and investment programs				
Bank Borrowings	$ 49,086,626	$ 31,259,241	$ 36,472,360	$ 22,296,965
Senior Notes	29,908,605	29,389,128	29,467,505	24,229,442
Senior Notes, cumulative	78,995,231	60,648,369	65,939,865	46,526,407
Series C Equity (previously Junior Notes) (1)	28,181,050	24,920,766	24,324,226	23,843,628
Series C Equity, cumulative	$ 107,176,281	$ 85,569,135	$ 90,264,091	$ 70,370,035
Series B Equity (previously Equity Program) (2)	22,408,473	20,543,001	20,329,004	21,725,428
Series B Equity, cumulative	$ 129,584,755	$ 106,112,136	$ 110,593,095	$ 92,095,463
Series A Equity (3)	4,863,185	2,595,063	4,865,227	na
Series A Equity, cumulative	$ 134,447,940	$ 108,707,200	$ 115,458,323	na
Capital structure loan-to-value based on "as-is" valuation of real estate collateral				
Bank Borrowings	26%	20%	22%	18%
Senior Notes, cumulative	41%	40%	40%	37%
Series C Equity, cumulative (previously Junior Notes) (1)	56%	56%	55%	56%
Series B Equity, cumulative (previously Equity Program) (2)	68%	69%	68%	73%
Series A Equity, cumulative (3)	71%	71%	71%	na
Capital structure asset coverage based on "as-is" valuation of real estate collateral				
Bank Borrowings	3.88 x	4.89 x	4.48 x	5.66 x
Senior Notes, cumulative	2.41 x	2.52 x	2.48 x	2.71 x
Series C Equity, cumulative (previously Junior Notes) (1)	1.78 x	1.79 x	1.81 x	1.79 x
Series B Equity, cumulative (previously Equity Program) (2)	1.47 x	1.44 x	1.48 x	1.37 x
Series A Equity, cumulative (3)	1.42 x	1.41 x	1.42 x	na

(1) Effective February 1, 2021, the Company's subordinate secured, six percent interest rate, six-month maturity, promissory notes (the 'Junior Notes') were prepaid, and holders of the Junior Notes reinvested the outstanding principal amount into six percent preferred return, participating, Class C Units of equity.

(2) Effective February 1, 2021, the Company's 10% preferred return, participating, equity offering (the 'Equity') was exchanged for nine percent preferred, participating, Class B Units of equity.

(3) Effective February 1, 2021, the Company issued to employees of the Company's Manager, Iron Bridge Management Group, LLC (the 'Manager') Class A Units of equity. The investment return on these Class A Units is intended to replace the right of the Manager to receive 'Performance Fees.'

As of June 30, 2022, the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $226.6 million, and the real estate purchase price was $146.2 million, resulting in an estimated $80.5 million in total value add to the real estate projects. Total construction loan commitments were $22.3 million and construction funds disbursed were $11.7 million, resulting in an estimated percentage completion of 52%. Multiplying the estimated total value add of $80.5 million by the estimated project completion of 52% equaled an estimated $42.1 million of incremental real estate value added based on percentage completion. Adding $42.1 million of incremental real estate value added to the real estate purchase price of $146.2 million provided an estimated "as-is" loan portfolio real estate collateral value of $188.3 million. When combined with an estimated $2.1 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $190.4 million as of June 30, 2022.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt or equity divided by the estimated "as-is" real estate collateral value ($190.4 million as of June 30, 2022). As of June 30, 2022, the loan-to-value of Bank Borrowings equaled 26% or $49.1 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $190.4 million; Cumulative loan-to-value of Senior Notes equaled 41% or $79.0 million (the sum of $29.9 million in Senior Notes, plus $49.1 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $190.4 million, and; Cumulative loan-to-value of Series C Equity (previously "Junior Notes") equaled 56% or $107.2 million (the sum of $28.2 million in Series C Equity, plus $29.9 million in Senior Notes, plus $49.1 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $190.4 million; Cumulative loan-to-value of Series B Equity (previously "Equity") equaled 68% or $129.6 million (the sum of $22.4 million in Series B Equity, plus $28.2 million in Series C Equity, plus $29.9 million in Senior Notes, plus $49.1 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $190.4 million, and; Cumulative loan-to-value of Series A Equity equaled 71% or $134.5 million (the sum of $4.9 million in Series A Equity, plus $22.4 million in Series B Equity, plus $28.2 million in Series C Equity, plus $29.9 million in Senior Notes, plus $49.1 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $190.4 million.

Loan-to-value for Bank Borrowings increased year-over-year, reflecting an increase in Bank Borrowings from 28.0% to 35.9% of total assets, as the Company drew on its line of credit to meet an increase in loan demand. Cumulative loan-to-value for Senior Notes increased modestly year-over-year, reflecting the increase in Bank Borrowings more than offsetting a decrease in Senior Notes from 26.3% to 22.0% of total assets (despite growing year-over-year in absolute dollars), as the Company used proportionately less Senior Notes to grow its loan portfolio. Cumulative loan-to-value for Series C Equity (previously "Junior Notes"), Series B Equity (previously "Equity") and Series A Equity were essentially flat year-over-year, primarily reflecting the growth in total assets offsetting the growth Bank Borrowings and Senior Notes in dollar terms.

Cumulative Asset Coverage is the estimated "as-is" real estate collateral value ($190.4 million as of June 30, 2022) divided by the debt or equity and any senior debt or equity. As of June 30, 2022, Bank Borrowings equaled 3.88 times or $190.4 million in estimated "as-is" real estate collateral value divided by $49.1 million in Bank Borrowings; Senior Notes equaled 2.41 times or $190.4 million in estimated "as-is" real estate collateral value divided by $79.0 million (the sum of $29.9 million in Senior Notes, plus $49.1 million in Bank Borrowings); Series C Equity (previously "Junior Notes") equaled 1.78 times or $190.4 million in estimated "as-is" real estate collateral value divided by $107.2 million (the sum of $28.2 million in Series C Equity, plus $29.9 million in Senior Notes, plus $49.1 million in Bank Borrowings); Series B Equity (previously "Equity") equaled 1.47 times or $190.4 million in estimated "as-is" real estate collateral value divided by $129.6 million (the sum of $22.4 million in Series B Equity, plus $28.2 million in Series C Equity, plus $29.9 million in Senior Notes, plus $49.1 million in Bank Borrowings), and; Series A Equity equaled 1.42 times or $190.4 million in estimated "as-is" real estate collateral value divided by $134.5 million (the sum of $4.9 million in Series A Equity, plus $22.4 million in Series B Equity, plus $28.2 million in Series C Equity, plus $29.9 million in Senior Notes, plus $49.1 million in Bank Borrowings).

Asset coverage for Bank Borrowings saw decreased year-over-year, reflecting an increase in Bank Borrowings from 28.0% to 35.9% of total assets, as the Company drew on its line of credit to meet an increase in loan demand. Cumulative asset coverage for Senior Notes increased modestly year-over-year, reflecting the increase in Bank Borrowings more than offsetting a decrease in Senior Notes from 26.3% to 22.0% of total assets (despite growing year-over-year in absolute dollars), as the Company used proportionately less Senior Notes to grow its loan portfolio. Cumulative asset coverage for Series C Equity (previously "Junior Notes"), Series B Equity (previously "Equity") and Series A Equity were essentially flat year-over-year, primarily reflecting the growth in total assets offsetting the growth Bank Borrowings and Senior Notes in dollar terms.

Interest Coverage. The interest coverage ratios are the ratios of total income to interest expenses. The following table provides information as to the Company's interest coverage ratios considering the Company's three components of debt for the periods shown.

Interest Coverage Ratios				
	For the Three Months Ended June 30,		For the Year Ended December 31,	
	2022	2021	2021	2020
Interest income	$ 3,952,306	$ 3,064,441	$ 13,326,103	$ 10,771,323
Rental property Income	24,887	-	34,843	620,845
Other income	53,522	77,275	279,964	1,844,696
Total income	4,030,715	3,141,716	13,640,910	13,236,864
Interest coverage / preferred return coverage ratios				
Interest expense – Bank Borrowings (1)	487,328	258,916	1,369,512	1,088,265
Interest expense – Senior Notes (2)	375,779	331,919	1,452,530	1,418,145
Preferred return – Series C Equity (previously Junior Notes) (3)	424,206	367,681	1,451,504	1,668,162
Preferred return – Series B Equity (previously Equity Program) (4)	459,209	444,196	1,829,940	na
Total interest expense plus preferred return	$ 1,746,522	$ 1,402,712	$ 4,273,546	$ 4,174,572
Interest coverage - Bank Borrowings (1)	8.3 x	12.1 x	10.0 x	12.2 x
Cumulative interest coverage - Senior Notes (2)	4.7 x	5.3 x	4.8 x	5.3 x
Cumulative preferred coverage - Series C Equity (3)	3.1 x	3.3 x	3.2 x	3.2 x
Cumulative preferred coverage - Series B Equity (4)	2.3 x	2.2 x	2.2 x	na
Average portfolio leverage, during period	58.2%	50.0%	57.0%	75.6%

(1) Bank Borrowings have a first priority security interest in all of the Company's assets, including Portfolio Loans. Interest coverage equals total income divided by the interest expense related to Bank Borrowings.

(2) Senior Notes have a second priority security interest in all of the Company's assets, including its Portfolio Loans. Cumulative interest coverage of Senior Notes equals total income divided by the total interest expense related to Senior Notes and Bank Borrowings combined.

(3) Series C Equity has a third priority security interest in all of the Company's assets, including Portfolio Loans. Cumulative preferred return coverage of Series C Equity equals total income divided by the total preferred return due Series C Equity, plus interest expense related to Senior Notes and Bank Borrowings combined. Effective February 1, 2021, the Company's subordinate secured, six percent interest rate, six-month maturity, promissory notes (the "Junior Notes") were prepaid, and holders of the Junior Notes reinvested the outstanding principal amount into six percent preferred return, participating, Class C Units of equity.

(4) Series B Equity has a fourth priority security interest in all of the Company's assets, including Portfolio Loans. Cumulative preferred return coverage of Series B Equity equals total income divided by the total preferred return due Series B Equity, Series C Equity, plus interest expense related to Senior Notes and Bank Borrowings combined. Effective February 1, 2021, the Company's 10% preferred return, participating, equity offering (the "Equity") was exchanged for nine percent preferred, participating, Class B Units of equity.

During the quarter ended June 30, 2022, the Company generated $4,030,715 in total income available to pay interest expense and equity preferred returns. With average portfolio leverage of 58.2%, the Company paid interest expense of $487,328 related to Bank Borrowings and $375,779 related to Senior Notes. The Company paid preferred returns of $424,206 related to Series C Equity (Previously "Junior Notes") and $459,209 related to Series B Equity (previously "Equity"). Total income was 8.3 times the amount necessary to pay interest expense related to Bank Borrowings, 4.7 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, 3.1 times the amount necessary to pay the interest expense and preferred returns related to Bank Borrowings, Senior Notes and Series C Equity combined, and 2.3 times the amount necessary to pay the interest expense or preferred returns related to Bank Borrowings, Senior Notes, Series C Equity and Series B Equity combined.

Interest coverage for Bank Borrowings decreased year-over-year due to an increase in average Bank Borrowings relative to average interest-earning assets, which more than offset a reduction in the interest rate paid on Bank Borrowings. Cumulative interest coverage for Senior Notes decreased year-over-year due to an increase in Bank Borrowings and Senior Notes. Cumulative preferred return coverage for Series C Equity and Series B Equity remained relatively flat year-over-year as the increase in Bank Borrowings and Senior Notes was offset by an increase in average interest-earning assets.

Income Statement

Net Income. Net income was $1,909,925 for the quarter ended June 30, 2022, an increase of $196,593 or 11.5%, from $1,713,332 in the prior quarter, and an increase of $820,598, or 75.3%, from $1,089,327 during the same quarter in the prior year.

The year-over-year and quarter-over-quarter increases in net income was primarily attributable to a 22.4% and 2.6% increase in loan portfolio size, respectively.

Net Interest Margin and Net Interest Rate Spread. Net interest margin for the quarter ended June 30, 2022 was 9.226% compared to 9.187% and 9.889% for the quarters ended March 31, 2022 and June 30, 2021, respectively. Similarly, the net interest rate spread for the quarter ended June 30, 2022 was 7.384% compared to 7.269% and 7.547% for the quarters ended March 31, 2022 and June 30, 2021, respectively. See table below "Average Balances and Yields" for additional details.

The net interest margin and net interest rate spread declined modestly year-over-year, reflecting a decline in the Company's blended yield paid on interest-bearing liabilities, due to a reduction in the interest rate paid on Senior Notes and Bank Borrowings, being more than offset by a decline in the Company's yield earned on interest-earning assets. The net interest margin and net interest rate spread were relatively flat quarter-over-quarter as the Company's blended yield paid on interest-bearing liabilities and yield earned on interest-earning assets remained stable between quarters. See "Interest Income" and "Interest Expense" below for additional details.

Interest Income. For the quarter ended June 30, 2022, total interest income was $3,952,306, an increase of $375,042, or 10.5%, from $3,577,264 during the prior quarter, and an increase of $887,865, or 29.0%, from $3,064,441 during the same period in the prior year.

The Company's average interest-earning assets increased by $10.5 million, or 8.5%, to $134.3 million during the quarter ended June 30, 2022, from an average of $123.8 million during the prior quarter. The yield earned on interest-earning assets increased 9 basis points during the same period to 11.804% from 11.718%.

Average interest-earning assets increased $34.0 million, or 33.9%, year-over-year to $134.3 million during the quarter, from an average of $100.3 million during the same quarter in the prior year. The yield earned on average interest-earning assets declined 45 basis points to 11.804 during the quarter from 12.252% during the same quarter in the prior year.

The increase in average interest earning assets year-over-year was primarily attributable to strong loan demand, resulting from marketing initiatives, borrower referrals, and strong residential real estate activity. The decline in yield earned is a result of older, higher-yielding loans being replaced by newer loans made at lower interest rates. The decline in industry loan pricing that we witnessed over the past 8 years seems to be at or near bottom. The Company decided in 2016 to lower its loan pricing to gain and retain higher quality borrowers to mitigate risk. We have been successful in this regard and plan to continue with this strategy. However, the Company will be evaluating market pricing during 2022 for opportunities to raise pricing without sacrificing borrower quality.

The average daily balance of cash during the quarter ended June 30, 2022 was $10,137 compared to $53,220, and $757,522 for the quarters ended March 31, 2022, and June 30, 2021, respectively. Interest income earned on those cash balances during that time was immaterial.

The decline in both year-over-year and quarter-over-quarter average cash balances reflects more efficient cash management provided by Umpqua Bank. The Company refinanced its line of credit from Western Alliance Bank to Umpqua Bank during May 2021. See "Bank Borrowings" below for additional details.

Interest Expense. Total interest expense increased $90,611, or 11.7%, to $863,107 for the quarter ended June 30, 2022 from $772,496 during the prior quarter, and increased $272,272, or 46.1%, from $590,835 during the same quarter in the prior year. The average cost of interest-bearing liabilities was 4.419% during the quarter ended June 30, 2022, a decrease of 3 basis points from 4.449% during the prior quarter, and a decrease of 29 basis points from 4.704% during the same quarter in the prior year.

Interest expense on the Company's Senior Notes was $375,779 for the quarter ended June 30, 2022, an increase of $13,807, or 3.8%, from $361,972 during the prior quarter, and an increase of $43,860, or 13.2%, from $331,919 during the same quarter in the prior year. The average yields paid on Senior Notes for the quarters ending June 30, 2022,

March 31, 2022 and June 30, 2021 were 5.001%, 4.999% and 4.999%, respectively. See "Senior Notes" below for additional details.

Interest expense on the Company's line of credit ("Bank Borrowings") was $487,328 during the quarter ended June 30, 2022, an increase of $76,804, or 18.7%, from $410,524 during the prior quarter, and an increase of $228,412, or 88.2%, from $258,916 for the same quarter in the prior year. The average interest rates paid on Bank Borrowings for the quarters ending June 30, 2022, March 31, 2021 and June 30, 2021 were 4.056%, 4.056% and 4.374%, respectively.

The year-over-year and quarter-over-quarter increase in interest expense was primarily driven by an increase in Bank Borrowings and Senior Notes, which were used to fund additional Portfolio Loans. We currently anticipate the interest expense on Bank Borrowings to increase during the second half of 2022 as a result of the Federal Reserve's interest rate increases.

Net Interest Income. Net interest income for the quarter ended June 30, 2022 was $3,089,199, an increase of $284,431, or 10.1%, from $2,804,768 during the prior quarter, and an increase of $615,593, or 24.9%, from $2,473,606 during the same quarter in the prior year.

The year-over-year and quarter-over-quarter increase in net interest income was primarily attributable to a 33.9% and 8.5% increase in average interest-earning assets, respectively.

Other Income. For the quarter ended June 30, 2022, other income was $53,522 a decrease of $89,933, or 62.7%, from $143,455, during the prior quarter, and a decrease of $23,753, or 30.7%, from $77,275 during the same period of the prior year. Other income generally includes late payment fees and default interest related to Non-Performing Loans, income from REO assets, and reversals in the allowance for loan losses used to offset losses on the sale of REO assets. We expect this income to vary between periods driven by the number of Non-Performing Loans, timing of Non-Performing Loan payoffs, collectability of default interest and late fees on Non-Performing Loans, and the profitability of REO asset sales.

The decrease in other income quarter-over-quarter and year-over-year was primarily attributable to a reduction in late fees income and other collections on non-performing loans.

Non-Interest Expense. For the quarter ended June 30, 2022, non-interest expense was $1,243,028, an increase of $8,588, or 0.7%, from $1,234,440 during the prior quarter, and a decrease of $217,027, or 14.9%, from $1,460,055 during the same period in the prior year.

Non-interest expense was relatively flat quarter-over-quarter, reflecting modest provisions for loan losses and stable operating expenses. The decrease year-over-year in non-interest expense was primarily driven by a decline in the provision for loan losses expense compared to the same quarter in the prior year when the Company was accruing the provision as a much higher rate.

Provision for Loan Losses. Based on our analysis of loan portfolio performance, portfolio growth, and potential market risk, the Company recorded a provision of $83,879 for the quarter ended June 30, 2022, a provision of $160,206 for the quarter ended March 31, 2022, and a provision of $477,541 for the quarter ended June 30, 2021. The allowance for loan losses was $1,935,186 or 1.4% of total unpaid principal balance (UPB) at June 30, 2022, compared to $1,859,088 or 1.4% of total UPB at March 31, 2022, and as compared to $1,261,491 or 1.1% of total UPB at December 31, 2021.

There were no Delinquent Loans as of June 30, 2022, compared to one Delinquent Loan as of March 31, 2022 totaling 297,500 or 0.2% of the total UPB, and one Delinquent Loan totaling $884,059, or 0.8% of the total UPB at June 30, 2021. The allowance for loan losses reflects the estimate we believed to be appropriate to cover probable incurred losses inherent in the loan portfolio at June 30, 2022, March 31, 2022, and June 30, 2021. See "Asset Quality" below for a discussion of Non-Performing Loans and REO assets.

It is important to point out that on average Delinquent Loans and Non-Performing Loans generate additional profits for the Company through the return of principal, accrued interest and additional late fees and default interest. Therefore, the percentage of Non-Performing Loans are not necessarily correlated to the amount of charge offs expected by the Company.

Franchise Fees and Income Taxes. Franchise fees for the quarter ended June 30, 2022 totaled $6,875, as compared to $451 during the prior quarter and $1,499 during the same quarter in the prior year. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax.

Balance Sheet, Liquidity and Capital Resources

Total assets. Total assets increased $2.6 million, or 1.9%, to $136.2 million as of June 30, 2022 from $133.7 million at March 31, 2022, and increased $24.7 million, or 22.1%, from $111.5 million at June 30, 2021.

Total assets were up quarter-over-quarter and year-over-year due to increased loan demand and loan portfolio growth.

Equity. As of June 30, 2022, March 31, 2022, and June 30, 2021, the Company's equity balance was $55.5 million (40.7% of total assets), $53.7 million (40.2% of total assets), and $48.1 million (43.1% of total assets), respectively. As of June 30, 2022, Series A Equity equaled $4.9 million (3.6% of total assets), Series B Equity equaled $22.4 million (16.5% of total assets), and Series C Equity equaled $28.2 million (20.7% of total assets).

The Company's equity increased modestly quarter-over-quarter and year-over-year due to monthly profit distribution reinvestment and new investor capital invested into Series C Equity.

The line of credit loan covenants with Umpqua Bank require the Company to maintain a ratio of line-of-credit balance owed to other capital not greater than one to one. The Senior Note Maximum Debt Covenant requires equity to be no less than 20% of total assets. The Company's Class Limitation Covenant requires the sum of Series A Equity and Series B Equity to be no less than 20% of total assets. As of June 30, 2022, the Company was in compliance with all covenants.

Bank Borrowings. As of June 30, 2022, March 31, 2022, and June 30, 2021, the net unpaid line of credit balance was $48.9 million (35.9% of total assets), $47.0 million (35.1% of total assets), and $31.2 million (28.0% of total assets), respectively.

For the quarters ending June 30, 2022, March 31, 2022, and June 30, 2021, the average line of credit balance and utilization during these periods was $48.2 million (75.8% utilization), $41.1 million (72.0% utilization), and $23.7 million (59.4% utilization), respectively. The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company's Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

On May 5, 2021, the Company refinanced its $40 million credit facility provided by Western Alliance Bank with a new $40 million credit facility provided by Umpqua Bank. The new credit facility is substantially the same but offers the Company more attractive pricing. The Western Alliance Bank credit facility was priced at the greater of 1-Month LIBOR plus 3.125% or 4.75% (floor rate), compared to the Umpqua Bank credit facility priced at the greater of 1-Month LIBOR plus 2.750% or 4.00% (floor rate). On August 10, 2021, the Umpqua Bank credit facility was increased from $40 million to $50 million to accommodate portfolio loan growth during 2021. On January 28, 2022, the Umpqua Bank credit facility was increased from $50 million to $60 million to accommodate additional portfolio loan growth during 2022, and the interest rate spread was transitioned from 1-Month LIBOR plus 2.75% to 1-Month SOFR (Secured Overnight Financing Rate) plus 2.80 to comply with the Federal Reserve's request that banks phase out the use of LIBOR. On June 9, 2022, the Umpqua Bank credit facility was increased from $60 million to $75 million to accommodate additional portfolio loan growth during 2022, and the maturity date was extended to May 5, 2024. As of June 30, 2022, the interest rate on the Umpqua Bank credit facility was 4.0%.

Senior Notes. As of June 30, 2022, Senior Notes were $29.9 million (22.0% of total assets) compared to $30.6 million (22.9% of total assets) as of March 31, 2022 and $29.4 million (26.3% of total assets) as of June 30, 2021. During the third quarter of 2020, the Company announced that it would be lowering the interest rate on all Senior Notes from 6.0% to 5.5% effective November 25, 2020 and reducing the interest rate again from 5.5% to 5.0% effective February 23, 2021. As of June 30, 2022, the interest rate on Senior Notes was 5.0%.

Portfolio Roll Forward Analysis. The Company makes short term loans with maturities of 12 months or less. These Portfolio Loan payoffs provide a primary source of cash flow to the Company. To help analyze the velocity of this cash flow the Company performs a monthly loan portfolio roll forward analysis. This analysis evaluates the number of active loans and the principal balance of those loans at the beginning of each month, and the dollar volume of principal advances made, and principal payments received by the Company during each month. With this information, the Company can analyze historical monthly cash flows related to loan portfolio funding and payoffs and calculate the number of days required for the loan portfolio to turn over or to pay off in full, assuming the Company stopped making new loans and the historical principal payment velocity remained constant.

ROLL FORWARD ANALYSIS						
Month	Number of Loans	Principal Beginning Balance	Principal Advances	Principal Payments	Principal Ending Balance	Days to Turnover (1)
Jan-21	297	92,048,404	13,806,815	(8,178,815)	97,676,405	338
Feb-21	286	97,676,405	10,873,766	(11,833,423)	96,716,748	248
Mar-21	292	96,716,748	17,355,894	(19,288,483)	94,784,159	150
Apr-21	292	94,784,159	18,224,524	(17,472,219)	95,536,464	163
May-21	310	95,536,464	18,857,004	(14,878,529)	99,514,939	193
Jun-21	321	99,514,939	23,517,488	(12,168,981)	110,863,446	245
Jul-21	319	110,863,446	23,861,176	(16,803,512)	117,921,110	198
Aug-21	324	117,921,110	17,388,140	(15,893,905)	119,415,345	223
Sep-21	325	119,415,345	18,420,655	(14,673,329)	123,162,671	244
Oct-21	327	123,162,671	13,511,515	(12,162,362)	124,511,824	304
Nov-21	337	124,511,824	15,659,827	(15,215,606)	124,956,045	245
Dec-21	310	124,956,045	15,947,520	(25,202,102)	115,701,463	149
Total		1,297,107,559	207,424,325	(183,771,266)	Average # Days	212
Jan-22	318	115,701,463	24,005,278	(16,258,611)	123,448,130	213
Feb-22	320	123,448,130	17,638,237	(12,441,059)	128,645,309	298
Mar-22	324	128,645,309	24,406,842	(20,518,359)	132,533,792	188
Apr-22	323	132,533,792	22,538,652	(21,666,272)	133,406,171	184
May-22	322	133,406,171	17,985,208	(16,941,241)	134,450,138	236
Jun-22	308	134,450,138	19,240,751	(17,818,265)	135,872,624	226
Total		768,185,004	125,814,967	(105,643,807)	Average # Days	218

(1) Days to turnover is calculated by dividing the monthly beginning principal balance by the monthly principal payments received and then multiplying by 30 days.

During the six months ended June 30, 2022, the principal balance of the Company's loan portfolio ranged from $115.7 million to $135.9 million, and the Company made principal advances of $125.8 million related to new or existing Portfolio Loans and received principal payments of $105.6 million related to Portfolio Loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 218 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

The Company saw monthly principal advances in excess of monthly principal pay downs during the six months ended June 30, 2022, primarily reflecting an increase in the number of and demand from Portfolio Borrowers. This increase in principal advances more than offset accelerated Portfolio Loan payoffs as Portfolio Borrowers continued to sell their properties quickly.

Asset Quality

Allowances for loan losses. As of June 30, 2022, the Company's allowance for loan losses balance was $1,935,186, or 1.4% of the unpaid principal balance (UPB) of Portfolio Loans. During the quarter ended June 30, 2022, the Company recognized an $83,879 provision-for-loan-losses and charge-off of $7,780 against its allowance for loan losses. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

By comparison, during the quarter ended March 31, 2022, the Company recognized a $160,206 provision-for-loan-losses and no charge-off against its allowance for loan losses.

By comparison, during the quarter ended June 30, 2021 the Company recognized a $477,541 provision-for-loan-losses expense and no charge-off against its allowance for loan losses.

The provision-for-loan-losses expense decreased quarter-over-quarter and year-over-year driven by a decline in the accrual rate, as the Company neared its target level of allowances for loan losses.

As of June 30, 2022, the total amount of loans charged off by the Company since inception (April 2009) totaled $2,886,741, or 0.230% of total loans originated ($1,257,694,049). See "Provision for Loan Losses" above for additional details.

Delinquent Loans, Real Estate Owned and Rental Properties. The following definitions are used when categorizing the Company's Delinquent, non-performing, Non-Accruing, Impaired and Real Estate Owned assets:

(1) ***Delinquent Loan:*** A loan with a monthly payment that is 30 days or more past due.
(2) ***Non-Performing Loan:*** A Delinquent Loan that is in the foreclosure process but still accruing interest.
(3) ***Non-Accruing Loan:*** A Delinquent Loan that is in the foreclosure process but no longer accruing interest. The accrual of interest on a loan is discontinued when, in management's judgment, the future collectability of principal or interest is in doubt. Loans placed on non-accrual status may or may not be contractually past due at the time of such determination.
(4) ***Impaired Loan:*** A Delinquent Loan in which the estimated net proceeds from the disposition of the collateral (from auction sale or otherwise) is insufficient to cover the total principal, unpaid accrued interest and foreclosure fees due. Impaired Loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or the fair market value of the collateral if the loan is collateral dependent. Impaired Loans are currently measured at lower of cost or fair value. Impaired Loans are charged to the allowance for loan losses when management believes, after considering economic and business conditions, collection efforts and collateral position that collection of principal is not probable.
(5) ***Real Estate Owned ("REO"):*** Real estate that becomes an asset of the Company following a foreclosure sale or through a deed in lieu of foreclosure that is held for sale.
(6) ***Rental Properties:*** Real estate that the Company holds for use.

The Company's policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as delinquent for the first 90 days and then to categorize the loan as non-performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 180 days, or longer if the borrower files bankruptcy or contests the foreclosure judicially). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

When a loan becomes non-performing and the foreclosure process is initiated, accounting rules require the Company to continue to accrue interest monthly on the Non-Performing Loan, if the manager believes in good faith that the net proceeds from the disposition of the collateral, through foreclosure sale or otherwise, will be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due. In contrast, if the manager, at any time, believes that the net proceeds from the disposition of the collateral may not be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due, then accounting rules require the manager to stop accruing interest on the loan. Only this type of loan will be classified as a Non-Accruing Loan. Finally, if for whatever reason, the net proceeds from the disposition of the collateral are estimated to be insufficient to pay the principal, unpaid accrued interest and foreclosure fees due, then the loan will be classified as an Impaired Loan. Accounting rules require that the shortfall related to an Impaired Loan be booked against the Company's allowance for loan losses.

The following table provides information associated with the Company's Delinquent, Non-Performing, Non-Accruing, Impaired and Charged Off loans:

Paid Off Delinquent Loans					
During Q2 2022	Unpaid Principal Balance	Interest Collected	Additional Fees Collected (2)	Loan to Value	Date Paid Off
Sacramento County, CA (1)	297,000	7,449	14,295	45%	4/19/2022
Total	297,000	7,449	14,295		

(1) New delinquent loan.
(2) Additional fees collected are net of additional expenses incurred.

During the quarter ended June 30, 2022, no new loans became Delinquent, one Delinquent loan paid off, and no Delinquent Loans were converted to REO Assets. As of June 30, 2022, the Company had no Delinquent Loans.

We will continue to analyze Delinquent Loans as part of our ongoing process to improve our internal policies and procedures.

The following table provides information associated with the Company's Real Estate Owned:

Real Estate Owned Assets					
As of 06/30/2022	Cost Basis	REO Expense (during quarter)	REO Source	Acquisition Date	Exit Strategy
Oakland, California (Alameda)	2,094,450	2,285	Foreclosure	6/1/2018	Rehab and Sell
Total	2,094,450	2,285	-		

Sold Real Estate Owned Assets					
During Q2 2021	Cost Basis	Net Proceeds	Gain (Loss) on Sale	Acquisition Date	Sale Date
Oakland, California (Alameda)	943,833	936,052	(7,780)	8/31/2021	6/14/2022
Total	943,833	936,052	(7,780)		

(1) New Real Estate Owned Asset.

During the quarter ended June 30, 2022, no new REO asset were acquired and one REO asset was sold, resulting in a $7,780 loss on sale, which was charged off against the allowance for loan losses. As of June 30, 2022, the Company had REO asset inventory of $2.1 million (1.5% of total assets) comprised of 1 property located in Alameda County, California. The property is a single family residential new construction project that is ready for sale pending the issuance of a public works permit by the City of Oakland.

Assets acquired through or in lieu of foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell, establishing a new cost basis. After foreclosure, valuations are performed at least annually, and the real estate assets are carried at the lower of cost or fair value less estimated costs to sell. REO asset revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Portfolio Loan Characteristics

Project Type. As of June 30, 2022, the percentage of unpaid principal balance categorized by project type consisted of 92% Single Family Residential Rehab (287 loans), 8% Single Family Residential New Construction (21 loans), 0% Multi-Family Residential Rehab (0 loans), 0% Multi-Family Residential New Construction (0 loans), 0% Commercial (0 loans), and 0% Land Entitlements (0 loans).

By comparison, as of March 31, 2022, the percentage of unpaid principal balance categorized by project type consisted of 88% Single Family Residential Rehab (297 loans), 11% Single Family Residential New Construction (26 loans), 1% Multi-Family Residential Rehab (1 loan), 0% Multi-Family Residential New Construction (0 loans), 0% Commercial (0 loans), and 0% Land Entitlements (0 loans).

By comparison, as June 30, 2021, the percentage of unpaid principal balance categorized by project type consisted of 84% Single Family Residential Rehab (291 loans), 9% Single Family Residential New Construction (22 loans), 3% Multi-Family Residential Rehab (2 loans), <1% Multi-Family Residential New Construction (2 loans), 3% Commercial (3 loans), and 1% Land Entitlements (1 loans).

It is important to point out that the Company is not seeking out land entitlement loans. These loans represent phase one of two phase construction projects on either single family or multi-family residential structures.

Geographical Distribution. As of June 30, 2022, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: Arizona 2%, California 51%, Colorado 13%, Florida 1%, Georgia 2%, Maryland 4%, Missouri 1%, Oregon 7%, Texas 14%, Utah 2%, and Washington 4%.

By comparison, as of March 31, 2022, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: Arizona 2%, California 51%, Colorado 9%, Florida 1%, Georgia 2%, Maryland 2%, Missouri 3%, Oregon 8%, Texas 12%, Utah 4%, and Washington 6%.

By comparison, as of June 30, 2021, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: Arizona 3%, California 43%, Colorado 8%, Florida 1%, Illinois 1%, Maryland 2%, Missouri 2%, Oregon 14%, Texas 13%, Utah 2%, and Washington 8%.

The Company believes that the benefits of geographic diversity outweigh the risks associated with managing a wide geographic distribution of borrowers and real estate collateral. Specifically, the Company evaluates and adjusts its loan program offerings to borrowers in those states that offer better investment returns per unit of risk. Some of the variables evaluated by the Company in making the decision to expand or contract in a specific geographic market include the competitive pricing pressure from competing lenders, availability of borrower projects, the margins on those borrower projects and trends in regional economic activity. In addition, the Company believes that lending in non-judicial foreclosure states is less risky, generally, than lending in judicial foreclosure states because the amount of time and expense required to foreclose nonperforming loans in non-judicial states is less. As of June 30, 2022, March 31, 2022, and June 30, 2021, the percentage of loan portfolio UPB secured by property located in non-judicial states was 99.1%, 98.2% and 97.8%, respectively.

Borrowers. As of June 30, 2022, the portfolio consisted of 308 active loans provided to 155 borrowers. The average number of loans per borrower was 2.0 loans. The largest borrower represented 4.1% of the unpaid principal balance ("UPB") while the top 3 borrowers represented 12.1% of UPB.

By comparison, as of March 31, 2022, the portfolio consisted of 324 active loans provided to 157 borrowers. The average number of loans per borrower was 2.1 loans. The largest borrower represented 4.5% of the unpaid principal balance ("UPB") while the top 3 borrowers represented 10.9% of UPB.

By comparison, as of June 30, 2021, the portfolio consisted of 321 active loans provided to 174 borrowers. The average number of loans per borrower was 1.8 loans. The largest borrower represented 5.1% of the UPB while the top 3 borrowers represented 12.6% of UPB.

Portfolio Age. As of June 30, 2022, the age distribution of the 308 active Portfolio Loans was as follows: 215 loans within 0-6 months (70% of the unpaid principal balance "UPB"), 65 loans within 6-9 months (11% of UPB), 22 loans within 9-12 months (7% of UPB) and 36 loans greater than 12 months (12 % of UPB).

By comparison, as of March 31, 2022, the age distribution of the 324 active Portfolio Loans was as follows: 214 loans within 0-6 months (65% of the unpaid principal balance "UPB"), 47 loans within 6-9 months (15% of UPB), 31 loans within 9-12 months (10% of UPB) and 32 loans greater than 12 months (10% of UPB).

By comparison, as of June 30, 2021 the age distribution of the 321 active Portfolio Loans was as follows: 244 loans within 0-6 months (70% of UPB), 33 loans within 6-9 months (11% UPB), 25 loans within 9-12 months (9% of UPB) and 19 loans greater than 12 months (9% of UPB).

Portfolio Turnover. During the quarter ended June 30, 2022, the Company originated 143 new Portfolio Loans and saw 159 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

By comparison, during the quarter ended March 31, 2022, the Company originated 143 new Portfolio Loans and saw 129 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

By comparison, during the quarter ended June 30, 2021, the Company originated 164 new Portfolio Loans and saw 135 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

As of June 30, 2022, the Company had originated 4,109 loans since inception (April 1, 2009) of which 3,801 had paid off, including 45 loans that had become REO properties through either the foreclosure or deed in lieu process, resulting in a net 308 active Portfolio Loans.

Loan Size. As of June 30, 2022, the average and median loan sizes were $441,145 and $347,830, up $32,090 and up $45,515 from the average and median loan sizes of $409,055 and $302,315 at March 31, 2022, and up $95,776 and up $95,830 from the average and median loan sizes of $345,369 and $252,000 at June 30, 2021, respectively.

Cautionary Note Regarding Forward Looking Statements

This report includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as "may," "should," "expects," "plans," "believes," "estimates," "predicts," "potential," and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this report are made as of the date of this report, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this report are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements

The historical results described in this report with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this report are based on historical examples and the Company's estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation is likely to be material.

About Iron Bridge Mortgage Fund, LLC

Iron Bridge Mortgage Fund, LLC was formed in 2009 as an Oregon limited liability company for the purpose of making loans to real estate investors to finance the ownership, entitlement, development or rehabilitation of residential and commercial real estate throughout the United States. The Company is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company, which is owned by Gerard Stascausky and operated by Gerard Stascausky and Sarah Gragg Stascausky. Gerard Stascausky and Sarah Gragg Stascausky combined bring to the Company over 20 years of investment banking experience and have been working in the distressed real estate investment industry since 2004.

The Company's primary business is to provide commercial purpose loans for the acquisition and rehabilitation of distressed residential and commercial real estate as well as to provide opportunistic financing for real estate development and construction. The Company's primary source of funding is private equity, private debt and bank borrowings. The commercial purpose loans extended by the Company are based upon underwriting criteria the Manager has found to be successful in the past.

The Company primarily originates and structures its own loans, with such loans being secured by first lien deeds of trust or mortgages. However, the Company may also take title to properties (either directly or through a wholly owned subsidiary) to facilitate prompt acquisitions from trustees at auction, pre-foreclosure acquisitions from defaulting borrowers, or any other real estate acquisition in which the Company believes taking title to the property is in the best interest of the Company. The wholly owned subsidiary may provide the Company a level of liability protection on owned assets, while preserving the Company's economic interests.

For more information visit our website: www.ironbridgelending.com

IRON BRIDGE MORTGAGE FUND

BALANCE SHEET

	Dec 31, 2019	Mar 31, 2020	June 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	June 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	June 30, 2022
Assets											
Cash and cash equivalents	$ 880,205	$ 643,444	$ 721,249	$ 1,105,132	$ 424,361	$ 321,007	$ 33,463	$ 58,462	$ 549,211	$ (26,533)	$ 3,848
Mortgage interest receivable	811,812	767,435	748,074	730,014	847,165	756,917	832,550	916,019	912,251	998,027	1,007,217
Mortgage loans receivable, net	88,122,933	85,393,605	78,195,144	78,729,145	90,908,306	93,309,702	108,793,835	120,743,683	113,303,926	129,784,402	133,111,947
Real estate held for sale	1,776,281	3,280,820	3,210,162	1,839,487	1,881,701	1,881,701	1,881,701	2,870,824	2,889,930	2,896,707	2,094,450
Rental property, net	7,111,371	7,084,524	7,038,692	6,972,937	733,355	-	-	-	-	-	-
Total assets	$ 98,702,602	$ 97,169,828	$ 89,913,321	$ 89,376,715	$ 94,794,888	$ 96,269,327	$ 111,541,549	$ 124,588,988	$ 117,655,318	$ 133,652,603	$ 136,217,462
Liabilities											
Accounts payable and other accrued liabilities	$ 76,918	$ 43,212	$ 124,458	$ 113,591	$ 107,415	$ 134,677	$ 84,017	$ 102,564	$ 125,136	$ 51,392	$ 56,830
Servicer fees payable	230,750	219,517	203,026	209,745	232,400	248,545	262,606	306,038	315,103	334,840	340,437
Incentive fees payable	39,684	7,595	7,616	8,297	873	-	-	-	-	-	-
Interest payable	377,506	362,880	334,188	338,264	319,363	201,275	195,100	251,946	245,876	268,614	276,596
Notes payable - junior notes	24,924,078	24,212,349	23,446,138	24,066,270	23,843,628	-	-	-	-	-	-
Notes payable - senior notes	20,914,989	22,323,988	24,862,216	24,716,383	24,229,442	25,371,849	29,389,128	31,275,648	29,467,505	30,643,603	29,908,605
Line of credit, net	30,548,052	28,705,380	18,439,699	16,410,657	22,201,226	21,046,848	31,195,342	42,591,416	36,361,430	46,968,863	48,878,858
Deferred interest	407,599	269,528	1,106,146	1,798,196	2,135,113	2,100,969	2,355,111	2,248,714	1,621,810	1,649,839	1,303,427
Total liabilities	77,519,576	76,144,449	68,523,487	67,661,403	73,069,460	49,104,163	63,481,304	76,776,326	68,136,860	79,917,151	80,764,753
Members' equity	21,183,026	21,025,379	21,389,834	21,715,312	21,725,428	47,165,164	48,060,245	47,812,662	49,518,458	53,735,452	55,452,709
Total liabilities and members' equity	$ 98,702,602	$ 97,169,828	$ 89,913,321	$ 89,376,715	$ 94,794,888	$ 96,269,327	$ 111,541,549	$ 124,588,988	$ 117,655,318	$ 133,652,603	$ 136,217,462

Footnotes

The amounts provided in the financial statements through December 31, 2021 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2022 have not been audited. Audited financial statements for the fiscal year 2022 will be available during the first quarter of 2023.

IRON BRIDGE MORTGAGE FUND
INCOME STATEMENT

	2019	Jan - Mar 20	Apr - Jun 20	Jul - Sep 20	Oct - Dec 20	2020	Jan - Mar 21	Apr - Jun 21	Jul - Sep 21	Oct - Dec 21	2021	Jan - Mar 22	Apr - Jun 22
Revenues													
Mortgage interest income	$ 10,273,630	$ 2,750,479	$ 2,683,433	$ 2,558,332	$ 2,779,079	$ 10,771,323	$ 2,925,332	$ 3,064,441	$ 3,602,497	$ 3,733,833	$ 13,326,103	$ 3,577,264	$ 3,952,306
year / year %	0.9%	15.6%	17.2%	-4.4%	-5.1%	4.8%	6.4%	14.2%	40.8%	34.4%	23.7%	22.3%	29.0%
quarter / quarter %	na	-6.1%	-2.4%	-4.7%	8.6%	na	5.3%	4.8%	17.6%	3.6%	na	-4.2%	10.5%
Rental property income	563,366	179,597	165,218	160,971	115,059	620,845	9,936	-	8,417	16,490	34,843	-	24,887
year / year %	356.8%	72.1%	24.8%	4.1%	-33.1%	10.2%	-94.5%	-100.0%	-94.8%	-85.7%	-94.4%	-100.0%	na
quarter / quarter %	na	4.4%	-8.0%	-2.6%	-28.5%	na	-91.4%	-100.0%	na	95.9%	na	-100.0%	na
Other income	725,483	86,903	28,894	475,634	1,253,265	1,844,696	152,775	77,275	16,735	33,179	279,964	143,455	53,522
year / year %	16.1%	-18.0%	-93.3%	195.9%	4691.3%	154.3%	75.8%	167.4%	-96.5%	-97.4%	-84.8%	-6.1%	-30.7%
quarter / quarter %	na	232.2%	-66.8%	1546.1%	163.5%	na	-87.8%	-49.4%	-78.3%	98.3%	na	332.4%	-62.7%
Total revenues	11,562,479	3,016,979	2,877,545	3,194,937	4,147,403	13,236,864	3,088,043	3,141,716	3,627,649	3,783,502	13,640,910	3,720,719	4,030,715
year / year %	5.8%	16.5%	0.8%	6.8%	32.6%	14.5%	2.4%	9.2%	13.5%	-8.8%	3.1%	20.5%	28.3%
quarter / quarter %	na	-3.5%	-4.6%	11.0%	29.8%	na	-25.5%	1.7%	15.5%	4.3%	na	-1.7%	8.3%
Operating expenses													
Interest expense	4,215,198	1,089,206	1,062,123	1,003,075	1,020,169	4,174,573	741,430	590,835	783,985	833,281	2,949,531	772,496	863,107
year / year %	6.3%	6.8%	10.1%	-7.5%	-11.0%	-1.0%	-31.9%	-44.4%	-21.8%	-18.3%	-29.3%	4.2%	46.1%
quarter / quarter %	na	-5.0%	-2.5%	-5.6%	1.7%	na	-27.3%	-20.3%	32.7%	6.3%	na	-7.3%	11.7%
Servicer fees	2,351,619	653,993	646,508	617,964	676,673	2,595,138	723,194	757,554	907,710	957,346	3,345,804	931,776	1,022,715
year / year %	11.0%	24.7%	24.9%	-0.3%	-1.9%	10.4%	10.6%	17.2%	46.9%	41.5%	28.9%	28.8%	35.0%
quarter / quarter %	na	-5.2%	-1.1%	-4.4%	9.5%	na	6.9%	4.8%	19.8%	5.5%	na	-2.7%	9.8%
Incentive fees	396,734	54,901	23,689	25,217	8,883	112,690	895	-	-	-	895	-	-
year / year %	-50.8%	-41.2%	-74.3%	-75.9%	-91.7%	-71.6%	-98.4%	-100.0%	-100.0%	-100.0%	-99.2%	-100.0%	na
quarter / quarter %	na	-48.5%	-56.9%	6.5%	-64.8%	na	-89.9%	-100.0%	na	na	na	na	na
Provision for losses on loans	776,382	281,754	261,816	219,008	308,412	1,070,990	311,413	477,541	488,232	76,680	1,353,866	160,205	83,879
year / year %	760.0%	839.2%	na	32.4%	85.3%	37.9%	10.5%	82.4%	122.9%	-75.1%	26.4%	-48.6%	-82.4%
quarter / quarter %	na	69.3%	na	-16.4%	40.8%	na	1.0%	53.3%	2.2%	-84.3%	na	108.9%	-47.6%
Professional fees	268,354	57,296	54,511	62,673	106,285	280,765	197,954	85,118	114,167	74,094	471,333	45,567	25,299
year / year %	-33.8%	-17.5%	-26.1%	-6.7%	83.4%	4.6%	245.5%	56.1%	82.2%	-30.3%	67.9%	-77.0%	-70.3%
quarter / quarter %	na	-1.1%	-4.9%	15.0%	69.6%	na	86.2%	-57.0%	34.1%	-35.1%	na	-38.5%	-44.5%
Real estate owned holding costs	436,737	189,119	150,691	167,053	155,315	662,178	23,243	3,910	4,164	6,841	38,158	6,717	12,676
year / year %	96.9%	126.0%	75.5%	83.3%	-11.8%	51.6%	-87.7%	-97.4%	-97.5%	-95.6%	-94.2%	-71.1%	224.2%
quarter / quarter %	na	7.4%	-20.3%	10.9%	-7.0%	na	-85.0%	-83.2%	6.5%	64.3%	na	-1.8%	88.7%
Other	487,701	94,976	125,867	112,412	111,382	444,637	140,545	135,932	59,688	101,639	437,804	90,175	98,459
year / year %	16.0%	-39.1%	23.3%	9.2%	-12.1%	-8.8%	48.0%	8.0%	-46.9%	-8.7%	-1.5%	-35.8%	-27.6%
quarter / quarter %	na	-25.0%	32.5%	-10.7%	-0.9%	na	26.2%	-3.3%	-56.1%	70.3%	na	-11.3%	9.2%
Total operating expenses	8,932,725	2,421,245	2,325,205	2,207,402	2,387,119	9,340,971	2,138,674	2,050,890	2,357,946	2,049,881	8,597,391	2,006,936	2,106,135
year / year %	11.3%	22.5%	3.3%	-1.2%	-3.4%	4.6%	-11.7%	-11.8%	6.8%	-14.1%	-8.0%	-6.2%	2.7%
quarter / quarter %	na	-2.0%	-4.0%	-5.1%	8.1%	na	-10.4%	-4.1%	15.0%	-13.1%	na	-2.1%	4.9%
Operating Margin	22.7%	19.7%	19.2%	30.9%	42.4%	29.4%	30.7%	34.7%	35.0%	45.8%	37.0%	46.1%	47.7%
Other income (expense)													
Gain (loss) on sale of real estate owned	(118,126)	-	4,531	(408,464)	(1,202,158)	(1,606,091)	(33,499)	-	-	-	(33,499)	-	(7,780)
Total other income (expense)	(118,126)	-	4,531	(408,464)	(1,202,158)	(1,606,091)	(33,499)	-	-	-	(33,499)	-	(7,780)
Income before income tax and LLC fees	2,511,628	595,734	556,871	579,071	558,126	2,289,802	915,870	1,090,826	1,269,703	1,733,621	5,010,020	1,713,783	1,916,800
Income tax and LLC fees	9,854	2,920	597	8,453	326	12,296	457	1,499	40	1,389	3,385	451	6,875
Net income	$ 2,501,774	$ 592,814	$ 556,274	$ 570,618	$ 557,800	$ 2,277,506	$ 915,413	$ 1,089,327	$ 1,269,663	$ 1,732,232	$ 5,006,635	$ 1,713,332	$ 1,909,925
year / year %	-13.2%	-0.8%	-8.3%	-11.0%	-15.0%	-9.0%	54.4%	95.8%	122.5%	210.5%	119.8%	87.2%	75.3%
quarter / quarter %	na	-9.7%	-6.2%	2.6%	-2.2%	na	64.1%	19.0%	16.6%	36.4%	na	-1.1%	11.5%
Net Margin	21.6%	19.6%	19.3%	17.9%	13.4%	17.2%	29.6%	34.7%	35.0%	45.8%	36.7%	46.0%	47.4%

Footnotes

The amounts provided in the financial statements through December 31, 2021 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2022 have not been audited. Audited financial statements for the fiscal year 2022 will be available during the first quarter of 2023.

IRON BRIDGE MORTGAGE FUND
AVERAGE BALANCES AND YIELDS

	For the Three Months Ended								
	June 30, 2022			March 31, 2022			June 30, 2021		
	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield
Interest-earning assets									
Bank deposits	$ 10,137	-	-	$ 53,220	-	-	$ 757,522	-	-
Portfolio loans	134,292,248	$ 3,952,306	11.805%	123,758,986	$ 3,577,264	11.723%	99,568,455	$ 3,064,441	12.345%
Average interest-earning assets	134,302,385	3,952,306	11.804%	123,812,206	3,577,264	11.718%	100,325,978	3,064,441	12.252%
Allowance for loan losses	(1,886,343)			(1,779,563)			(902,510)		
Non-interest earning assets (3)	2,108,022			2,308,636			1,292,170		
Total Assets	134,524,063			124,341,279			100,715,638		
Interest-bearing liabilities									
Junior Notes	-	-	-	-	-	-	-	-	na
Senior Notes	30,140,288	375,779	5.001%	29,368,421	361,972	4.999%	26,631,283	331,919	4.999%
Bank Borrowings	48,197,261	487,328	4.056%	41,052,360	410,524	4.056%	23,743,815	258,916	4.374%
Average interest-bearing liabilities	78,337,550	863,107	4.419%	70,420,781	772,496	4.449%	50,375,098	590,835	4.704%
Non-interest bearing liabilities (4)	1,603,853			1,716,344			2,929,613		
Shareholders' equity	54,582,661			52,204,154			47,410,926		
Total liabilities and shareholders' equity	$ 134,524,063			$ 124,341,279			$ 100,715,638		
Net interest income		$ 3,089,199			$ 2,804,768			$ 2,473,606	
Net Interest rate spread (5)			7.384%			7.269%			7.547%
Net interest margin (6)			9.226%			9.187%			9.889%
Ratio of interest-earning assets to interest bearing liabilities			1.71			1.76			1.99

IRON BRIDGE MORTGAGE FUND LLC
PORTFOLIO ANALYTICS

CAPITALIZATION	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
Total Assets	$ 97,317,053	$ 90,050,606	$ 89,493,227	$ 94,794,890	$ 96,269,327	$ 111,541,549	$ 124,588,988	$ 117,653,318	$ 133,652,603	$ 136,217,462
Bank Borrowings (1)	$ 28,705,380	$ 18,439,699	$ 16,410,657	$ 22,201,226	$ 21,046,848	$ 31,195,345	$ 42,591,416	$ 36,361,430	$ 46,968,863	$ 48,878,858
Senior Notes	$ 22,323,988	$ 24,862,216	$ 24,716,383	$ 24,229,442	$ 25,371,849	$ 29,389,128	$ 31,275,648	$ 29,467,505	$ 30,643,603	$ 29,908,605
Junior Notes	$ 24,212,349	$ 23,446,138	$ 24,066,270	$ 23,843,628	$ -	$ -	$ -	$ -	$ -	$ -
Equity (Series A, B and C)	$ 21,025,379	$ 21,389,834	$ 21,715,312	$ 21,725,428	$ 47,165,164	$ 48,060,245	$ 47,812,662	$ 49,518,458	$ 53,735,452	$ 55,452,709

PORTFOLIO YIELD & INTEREST COVERAGE	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
Interest Coverage - Bank Borrowings	9.2 X	9.6 X	15.2 X	16.6 X	10.4 X	12.1 X	9.8 X	8.6 X	9.1 X	8.3 X
Cummulative Interest Coverage - Sr. Notes	4.6 X	4.4 X	5.5 X	6.7 X	5.0 X	5.3 X	4.7 X	4.5 X	4.8 X	4.7 X
Cummulative Preferred Return Coverage - Series C Equity				4.1 X		3.3 X	3.2 X	3.2 X	3.2 X	3.1 X
Cummulative Preferred Return Coverage - Series B Equity						2.2 X	2.3 X	2.3 X	2.3 X	2.3 X
Average Portfolio Leverage (QTR)	77.3%	76.5%	74.0%	74.6%	59.3%	50.0%	58.4%	59.4%	56.6%	58.2%
Weighted Average Portfolio Yield (QTR) (2)	12.876%	12.852%	12.821%	12.575%	12.355%	12.345%	12.122%	11.915%	11.723%	11.805%
Weighted Average Yield - New Originations (QTR) (2)	12.013%	11.874%	12.248%	12.280%	11.281%	11.059%	11.112%	10.990%	10.371%	10.829%

AVERAGE DAILY BALANCES	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
Average Portfolio Loans (UPB) (QTR)	$ 85,914,791	$ 84,906,768	$ 83,470,851	$ 87,920,807	$ 96,026,930	$ 99,568,455	$ 117,907,040	$ 124,328,794	$ 123,758,986	$ 134,292,248
Average Cash (QTR)	$ 743,704	$ 451,421	$ 753,811	$ 688,546	$ 625,219	$ 757,522	$ 152,730	$ 190,760	$ 53,220	$ 10,137
Average Cash Utilization (QTR) (3)	99.1%	99.5%	99.1%	99.2%	99.3%	99.2%	99.9%	99.8%	100.0%	100.0%
Average LOC Daily Balance	$ 26,885,603	$ 25,030,971	$ 17,372,457	$ 20,578,256	$ 24,954,460	$ 23,743,815	$ 36,530,511	$ 43,125,517	$ 41,052,360	$ 48,197,261
Avg LOC Utilization	67.2%	62.6%	43.4%	51.4%	62.4%	59.4%	80.4%	86.3%	72.0%	75.8%

PORTFOLIO TURNOVER	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
Loans Originated (QTR)	104	94	128	143	143	164	154	136	143	143
Loans Paid Off (QTR)	100	115	110	117	127	135	149	151	129	159
New REO Assets / Deeds in Lieu	2	0	0	0	0	0	1	0	0	0
Portfolio Loans	253	232	250	276	292	321	325	310	324	308
Total Historical Payoffs	2,608	2,723	2,833	2,950	3,077	3,212	3,362	3,513	3,642	3,801
Total Historical Originations, #	2,861	2,955	3,083	3,226	3,369	3,533	3,687	3,823	3,966	4,109
Total Historical Originations, $	$ 811,609,881	$ 838,936,787	$ 876,647,444	$ 924,454,757	$ 966,491,232	$ 1,027,090,249	$ 1,086,760,220	$ 1,131,879,082	$ 1,197,929,439	$ 1,257,694,049

LOAN SIZE (UPB)	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
Portfolio Loans (UPB)	$ 87,316,244	$ 80,276,444	$ 80,686,606	$ 92,048,404	$ 94,784,159	$ 110,863,446	$ 123,162,671	$ 115,701,463	$ 132,533,792	$ 135,872,624
Average Loan Size	$ 345,123	$ 346,019	$ 322,746	$ 333,509	$ 324,603	$ 345,369	$ 378,962	$ 373,231	$ 409,055	$ 441,145
Median Loan Size	$ 227,200	$ 231,550	$ 226,429	$ 225,000	$ 237,911	$ 252,000	$ 269,000	$ 272,124	$ 302,315	$ 347,830
TTM Average Loan Size	$ 354,120	$ 352,157	$ 342,920	$ 336,849	$ 331,719	$ 331,557	$ 345,611	$ 355,541	$ 376,654	$ 400,598
$0-$100,000	26	24	26	32	39	36	25	22	27	20
$100,001-$200,000	80	66	82	91	75	75	71	81	75	73
$200,001-$300,000	50	64	67	62	73	91	87	67	58	36
$300,001-$500,000	53	44	40	44	66	60	72	78	81	91
$500,001-$1,000,000	32	22	25	37	30	47	52	44	60	57
$1,000,000-$1,500,000	7	7	5	5	4	7	10	10	16	27
$1,500,000-$2,000,000	1	1	2	3	3	4	8	8	7	4
$2,000,000-$2,500,000	2	1	2	2	2	1	0	0	0	0
$2,500,000-$3,000,000	2	3	1	0	0	0	0	0	0	0
$3,000,000+	0	0	0	0	0	0	0	0	0	0

(1) Bank debt and total assets are net of line of credit origination fees.
(2) Weighted average portfolio yield equals the gross annualized yield for each loan in the portfolio weighted by its unpaid principal balance (UPB).
(3) Average cash utilization is calculated using the average daily cash balance and average daily UPB.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

LOAN PERFORMANCE	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
Performing Loans	252	229	247	273	291	320	325	309	323	308
New Delinquent Loans	0	2	1	1	0	0	0	1	1	0
Total Delinquent Loans	1	3	3	3	1	1	0	1	1	0
Total Historical Delinquent Loans	146	148	149	150	150	150	150	151	152	152
Performing Loans (UPB)	$ 86,929,287	$ 77,911,896	$ 77,988,378	$ 89,348,906	$ 93,901,343	$ 109,979,387	$ 123,162,671	$ 115,069,633	$ 132,236,292	$ 135,872,624
Total Delinquent (UPB)	$ 386,957	$ 2,364,548	$ 2,698,228	$ 2,699,498	$ 882,816	$ 884,059	$ -	$ 631,830	$ 297,500	$ -
Non-Performing Loans (UPB)	$ -	$ 1,976,976	$ 2,698,228	$ 2,699,498	$ 882,816	$ 884,059	$ -	$ -	$ 297,500	$ -
Non-Accruing Loans (UPB)	$ 386,957	$ 387,572	$ -	$ -	$ -	$ -	$ -	$ 631,830	$ -	$ -
Provision for Loan Losses (QTR)	$ 281,754	$ 261,816	$ 219,008	$ 308,413	$ 311,413	$ 477,541	$ 488,232	$ 76,680	$ 160,206	$ 83,879
Loan Charge Offs (QTR)	$ -	$ -	$ (408,464)	$ (1,202,158)	$ (33,499)	$ -	$ (110,117)	$ (17,403)	$ -	$ (7,780)
Allowance for loan losses	$ 1,327,421	$ 1,589,237	$ 1,399,781	$ 506,036	$ 783,951	$ 1,261,491	$ 1,639,605	$ 1,698,883	$ 1,859,088	$ 1,935,186
% UPB	1.5%	2.0%	1.7%	0.5%	0.8%	1.1%	1.3%	1.5%	1.4%	1.4%
Total Historical Charge Offs vs Total Originations	0.132%	0.128%	0.169%	0.290%	0.281%	0.265%	0.263%	0.254%	0.240%	0.230%
Loan Fee Income, Net (QTR)	$ 46,728	$ 1,362	$ 38,206	$ 29,327	$ 62,489	$ 51,820	$ (9,298)	$ (6,646)	$ 8,523	$ 17,944
Delinquent Loan Detail										
Total Non-Performing Loans	0	2	3	3	1	1	0	0	1	0
Total Non-Accuring Loans	1	1	0	0	0	0	0	1	0	0
Total Impaired Loans	0	0	0	0	0	0	0	0	0	0
% of Total (# of Loans)										
Performing	99.6%	98.7%	98.8%	98.9%	99.7%	99.7%	100.0%	99.7%	99.7%	100.0%
Total Delinquent	0.4%	1.3%	1.2%	1.1%	0.3%	0.3%	0.0%	0.3%	0.3%	0.0%
Non-Performing	0.0%	0.9%	1.2%	1.1%	0.3%	0.3%	0.0%	0.0%	0.3%	0.0%
Non Accruing	0.4%	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%	0.0%	0.0%
% of Total UPB										
Performing	99.6%	97.1%	96.7%	97.1%	99.1%	99.2%	100.0%	99.5%	99.8%	100.0%
Total Delinquent	0.4%	2.9%	3.3%	2.9%	0.9%	0.8%	0.0%	0.5%	0.2%	0.0%
Non-Performing	0.0%	2.5%	3.3%	2.9%	0.9%	0.8%	0.0%	0.0%	0.2%	0.0%
Non Accruing	0.4%	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.5%	0.0%	0.0%
% of Total Asset										
Performing	89.3%	86.5%	87.1%	94.3%	97.5%	98.6%	98.9%	97.8%	98.9%	99.7%
Total Delinquent	0.4%	2.6%	3.0%	2.8%	0.9%	0.8%	0.0%	0.5%	0.2%	0.0%
Non-Performing	0.0%	2.2%	3.0%	2.8%	0.9%	0.8%	0.0%	0.0%	0.2%	0.0%
Non Accruing	0.4%	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.5%	0.0%	0.0%

REO ASSETS	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
New REO Assets (QTR)	2	0	0	0	0	0	1	0	0	0
Sold REO Assets (QTR)	0	1	1	0	0	0	0	0	0	1
REO Assets Converted to Rental Properties	0	0	0	0	0	0	0	0	0	0
Total REO Assets (#)	3	2	1	1	1	1	2	2	2	1
Total REO Assets ($)	$ 3,280,820	$ 3,210,162	$ 1,839,487	$ 1,881,701	$ 1,881,701	$ 1,881,701	$ 2,870,824	$ 2,889,930	$ 2,896,707	$ 2,094,450
% of Total Assets	3.4%	3.6%	2.1%	2.0%	2.0%	1.7%	2.3%	2.5%	2.2%	1.5%
Total Historical REO Properties	44	44	44	44	44	44	45	45	45	45
Historical Foreclosures Reverted to Lender	31	31	31	31	31	31	32	32	32	32
Historical Deeds-in-Lieu of Foreclosure	13	13	13	13	13	13	13	13	13	13

RENTAL PROPERTIES	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
New Rental Properties (QTR)	0	0	0	0	0	0	0	0	0	0
Sold Rental Properties (QTR)	0	0	0	0	0	0	0	0	0	0
Total Rental Properties (#)	4	4	4	2	0	0	0	0	0	0
Total Rental Properties ($)	$ 7,084,524	$ 7,038,692	$ 6,972,937	$ 733,355	$ -	$ -	$ -	$ -	$ -	$ -

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

PORTFOLIO AGE	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
# of Loans										
00-06 months	168	146	168	200	210	244	236	203	214	215
06-09 months	46	30	32	24	42	33	50	58	47	35
09-12 months	12	26	17	21	11	25	16	21	31	22
12+ months	27	30	33	31	29	19	23	28	32	36
% of Total (# of Loans)										
00-06 months	66%	63%	67%	72%	72%	76%	73%	65%	66%	70%
06-09 months	18%	13%	13%	9%	14%	10%	15%	19%	15%	11%
09-12 months	5%	11%	7%	8%	4%	8%	5%	7%	10%	7%
12+ months	11%	13%	13%	11%	10%	6%	7%	9%	10%	12%
Unpaid Principal Balance										
00-06 months	$ 45,968,198	$ 38,348,257	$ 44,258,044	$ 59,589,523	$ 61,215,706	$ 77,603,002	$ 87,616,387	$ 69,983,424	$ 85,573,221	$ 91,472,161
06-09 months	$ 16,566,596	$ 9,098,664	$ 9,361,350	$ 8,411,250	$ 13,701,613	$ 12,672,684	$ 15,265,713	$ 22,862,310	$ 19,799,390	$ 16,334,725
09-12 months	$ 7,551,089	$ 11,018,243	$ 6,069,021	$ 6,304,957	$ 4,128,339	$ 10,313,762	$ 9,720,139	$ 7,801,716	$ 12,985,419	$ 11,210,057
12+ months	$ 17,230,360	$ 21,811,280	$ 20,998,191	$ 17,742,675	$ 15,738,502	$ 10,273,998	$ 10,560,432	$ 15,054,013	$ 14,175,762	$ 16,855,680
Total UPB	$ 87,316,244	$ 80,276,444	$ 80,686,606	$ 92,048,404	$ 94,784,159	$ 110,863,446	$ 123,162,671	$ 115,701,463	$ 132,533,792	$ 135,872,624
% of Total (UPB)										
00-06 months	53%	48%	55%	65%	65%	70%	71%	60%	65%	67%
06-09 months	19%	11%	12%	9%	14%	11%	12%	20%	15%	12%
09-12 months	9%	14%	8%	7%	4%	9%	8%	7%	10%	8%
12+ months	20%	27%	26%	19%	17%	9%	9%	13%	11%	12%

PORTFOLIO LTV	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
Active Loans (UPB)										
Unpaid Principal Balance (UPB)	$ 87,316,244	$ 80,276,444	$ 80,686,606	$ 92,048,404	$ 94,784,159	$ 110,863,446	$ 123,162,671	$ 115,701,463	$ 132,533,792	$ 135,872,624
Undispersed Construction Loan Balance (6)	$ 9,652,563	$ 8,826,235	$ 9,918,419	$ 10,101,465	$ 13,560,935	$ 14,051,571	$ 12,933,850	$ 14,237,524	$ 13,673,147	$ 10,655,376
Est. After Repair Value ($)	$ 152,191,000	$ 137,713,000	$ 140,362,000	$ 158,951,000	$ 173,407,000	$ 198,606,000	$ 211,235,000	$ 204,791,000	$ 226,043,000	$ 226,643,000
Loan-to-Value (Fully Funded) (7)	64%	65%	65%	64%	62%	63%	64%	63%	65%	65%
Paid Off Loans (UPB) (QTR)										
Unpaid Principal Balance (UPB)	$ 29,373,809	$ 34,719,152	$ 36,340,762	$ 35,114,799	$ 39,049,364	$ 43,987,198	$ 46,477,416	$ 51,864,885	$ 49,387,201	$ 55,927,038
Average Loan Size (UPB)	$ 293,738	$ 301,906	$ 330,371	$ 300,126	$ 307,475	$ 325,831	$ 311,929	$ 343,476	$ 382,847	$ 351,742
Average Loan Size (UPB , Trailing 12 Months)	$ 300,911	$ 298,655	$ 307,462	$ 306,535	$ 309,970	$ 315,951	$ 311,340	$ 322,178	$ 341,021	$ 347,498
Properties Sold - Retail (QTR) (8)										
Unpaid Principal Balance (UPB)	$ 23,035,904	$ 25,215,157	$ 27,194,998	$ 27,319,082	$ 33,272,500	$ 31,775,251	$ 29,408,956	$ 39,354,446	$ 38,697,175	$ 39,728,168
Original "After Repair" Loan to Value	62%	63%	68%	66%	66%	66%	64%	64%	66%	64%
Actual Sale Price	$ 37,289,950	$ 41,543,215	$ 43,384,929	$ 45,324,764	$ 55,015,578	$ 54,539,253	$ 53,952,474	$ 67,413,180	$ 69,474,990	$ 70,478,810
Actual Loan-to-Sales Price (LTV)	62%	61%	63%	60%	60%	58%	55%	58%	56%	56%
Properties Sold (# of Loans)	73	86	84	97	104	97	92	114	92	94
Refinanced Loans & Wholesaled Properties (QTR) (8)										
Unpaid Principal Balance (UPB)	$ 6,337,905	$ 9,503,995	$ 9,145,764	$ 7,795,717	$ 5,776,864	$ 12,211,947	$ 17,068,460	$ 12,510,440	$ 10,690,026	$ 16,198,870
Loans Refinanced & Wholesaled (# of Loans)	27	29	26	20	24	38	58	37	37	65

BORROWER CONCENTRATION	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
Portfolio Borrowers	162	160	166	175	183	174	174	159	157	155
Avg. Loans / Borrower	1.6	1.5	1.5	1.6	1.6	1.8	1.9	1.9	2.1	2.0
Avg. % of Portfolio UPB per Borrower	0.6%	0.6%	0.6%	0.6%	0.5%	0.6%	0.6%	0.6%	0.6%	0.6%
Top Borrower (% of UPB)	6.7%	5.2%	3.5%	4.5%	4.4%	5.1%	5.3%	6.4%	4.5%	4.1%
Top 3 Borrowers (% of UPB)	13.5%	11.7%	9.9%	11.0%	11.4%	12.6%	13.4%	14.1%	10.9%	12.1%

(6) Undispersed Construction Loan Balance is comprised of construction funds that
(7) Estimated Loan-to-Value assumes all loans are fully funded and improvements to
(8) Prior to 2014, loans that were paid off through a refinance (property not sold) were

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

PROJECT TYPE	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
# of Loans										
SFR - Rehab	224	207	226	255	268	291	299	281	297	287
SFR - New Construction	22	17	15	13	15	22	21	25	26	21
MFR - Rehab (9)	2	2	2	2	2	2	1	1	1	0
MFR - New Construction	1	2	2	1	2	2	1	1	0	0
Commercial	4	3	3	5	5	3	3	2	0	0
Land Entitlements	0	1	2	0	0	1	0	0	0	0
% of UPB										
SFR - Rehab	81%	81%	83%	84%	85%	84%	86%	82%	88%	92%
SFR - New Construction	9%	8%	6%	5%	5%	9%	9%	11%	11%	8%
MFR - Rehab	3%	4%	4%	3%	3%	3%	2%	4%	1%	0%
MFR - New Construction	1%	1%	1%	1%	1%	<1%	<1%	<1%	0%	0%
Commerical	6%	6%	5%	6%	6%	3%	3%	3%	0%	0%
Land Entitlements	0%	<1%	<1%	0%	0%	1%	0%	0%	0%	0%

COLLATERAL GEOGRAPHY	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
ARIZONA										
# of Active Loans (EOQ)	4	2	1	2	4	9	8	3	7	5
% of Total UPB	1%	1%	<1%	1%	1%	3%	2%	1%	2%	2%
# of Paid Off Loans (QTR)	5	4	2	—	2	2	3	5	1	3
% of Paid Off UPB	4%	3%	1%	—	2%	1%	2%	3%	1%	3%
CALIFORNIA										
# of Active Loans	78	75	88	87	80	93	108	91	110	117
% of Total UPB	47%	49%	50%	49%	42%	43%	49%	46%	51%	51%
# of Paid Off Loans (QTR)	29	37	31	37	39	38	36	44	34	46
% of Paid Off UPB	40%	43%	43%	43%	46%	38%	34%	42%	38%	47%
COLORADO										
# of Active Loans	15	12	14	16	14	17	21	25	22	25
% of Total UPB	8%	7%	6%	7%	7%	8%	8%	10%	9%	13%
# of Paid Off Loans (QTR)	3	8	5	7	7	2	6	8	7	5
% of Paid Off UPB	9%	10%	8%	7%	6%	3%	8%	6%	7%	4%
D.C - Washington										
# of Active Loans	—	—	—	1	1	—	—	—	1	2
% of Total UPB	—	—	—	<1%	<1%	—	—	—	<1%	<1%
# of Paid Off Loans (QTR)	—	—	—	—	—	1	—	—	—	—
% of Paid Off UPB	—	—	—	—	—	1%	—	—	—	—
FLORIDA										
# of Active Loans	1	—	1	3	4	7	10	7	10	6
% of Total UPB	<1%	—	<1%	1%	<1%	1%	1%	1%	1%	1%
# of Paid Off Loans (QTR)	2	1	1	—	4	3	4	7	2	7
% of Paid Off UPB	2%	1%	1%	—	2%	1%	2%	2%	1%	3%
GEORGIA										
# of Active Loans	4	4	4	3	10	5	13	15	11	11
% of Total UPB	1%	1%	1%	<1%	1%	<1%	2%	2%	2%	2%
# of Paid Off Loans (QTR)	5	1	1	4	1	8	1	7	8	6
% of Paid Off UPB	2%	<1%	<1%	1%	<1%	3%	<1%	2%	3%	2%

(9) Multi family residential is defined as consisting of 5 or more residential units. Prior to Q2:2018 multi-family loans included any projects with 2 or more units.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

COLLATERAL GEOGRAPHY	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
ILLINOIS										
# of Active Loans	4	3	2	2	6	6	2	—	—	—
% of Total UPB	1%	1%	<1%	<1%	1%	1%	<1%	—	—	—
# of Paid Off Loans (QTR)	—	1	2	—	—	—	4	2	—	—
% of Paid Off UPB	—	1%	1%	—	—	—	1%	1%	—	—
INDIANA										
# of Active Loans	9	7	3	1	—	3	4	2	3	1
% of Total UPB	1%	1%	<1%	<1%	—	<1%	1%	<1%	<1%	<1%
# of Paid Off Loans (QTR)	5	2	4	2	1	—	1	2	1	2
% of Paid Off UPB	2%	1%	2%	1%	<1%	—	<1%	1%	1%	1%
MARYLAND										
# of Active Loans (EOQ)	4	3	4	9	12	13	14	10	11	24
% of Total UPB	1%	1%	1%	1%	2%	2%	2%	1%	2%	4%
# of Paid Off Loans (QTR)	—	1	3	2	2	7	5	10	5	5
% of Paid Off UPB	—	1%	2%	1%	1%	3%	3%	4%	3%	3%
MISSOURI										
# of Active Loans	1	2	4	8	11	19	18	30	34	14
% of Total UPB	<1%	<1%	<1%	1%	1%	2%	2%	3%	3%	1%
# of Paid Off Loans (QTR)	2	—	—	3	—	1	11	2	5	25
% of Paid Off UPB	1%	—	—	1%	—	<1%	3%	1%	2%	5%
NORTH CAROLINA										
# of Active Loans	2	9	9	7	6	3	3	1	2	3
% of Total UPB	<1%	1%	1%	1%	1%	<1%	<1%	<1%	<1%	<1%
# of Paid Off Loans (QTR)	2	1	4	7	3	5	1	2	—	—
% of Paid Off UPB	<1%	<1%	1%	3%	1%	2%	<1%	1%	—	—
OREGON										
# of Active Loans	58	48	41	42	50	48	42	37	33	28
% of Total UPB	21%	20%	17%	16%	18%	14%	12%	10%	8%	7%
# of Paid Off Loans (QTR)	23	26	25	23	17	19	22	19	16	12
% of Paid Off UPB	26%	22%	22%	21%	14%	14%	15%	14%	10%	7%
TENNESSEE										
# of Active Loans	3	1	1	1	1	—	—	—	1	1
% of Total UPB	1%	<1%	<1%	<1%	<1%	—	—	—	<1%	<1%
# of Paid Off Loans (QTR)	1	2	—	—	—	1	—	—	—	—
% of Paid Off UPB	1%	1%	—	—	—	1%	—	—	—	—
TEXAS										
# of Active Loans	17	18	30	33	47	59	45	45	42	51
% of Total UPB	3%	4%	8%	7%	12%	13%	11%	13%	12%	14%
# of Paid Off Loans (QTR)	6	10	13	21	19	23	36	28	30	23
% of Paid Off UPB	4%	4%	6%	15%	11%	14%	18%	15%	24%	13%
UTAH										
# of Active Loans	6	6	12	20	15	11	14	22	20	9
% of Total UPB	2%	2%	3%	5%	3%	2%	3%	5%	4%	2%
# of Paid Off Loans (QTR)	2	4	2	2	13	13	11	6	9	15
% of Paid Off UPB	1%	4%	1%	1%	7%	7%	5%	3%	5%	7%
VIRGINA										
# of Active Loans	7	6	6	5	4	2	2	1	1	—
% of Total UPB	1%	1%	1%	<1%	<1%	<1%	<1%	<1%	<1%	—
# of Paid Off Loans (QTR)	3	2	—	1	2	2	—	1	—	1
% of Paid Off UPB	<1%	1%	—	<1%	1%	<1%	—	<1%	—	<1%
WASHINGTON										
# of Active Loans	38	34	29	35	27	26	21	21	16	11
% of Total UPB	12%	12%	10%	10%	9%	8%	5%	6%	6%	4%
# of Paid Off Loans (QTR)	8	14	16	8	16	10	9	8	11	9
% of Paid Off UPB	5%	8%	9%	5%	9%	7%	9%	5%	6%	8%

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.